Sterling Grant Capital Inc.
Suite 401 - 1050 Burrard St.
Vancouver, BC V6Z 2S3
____________________
PHONE: (604) 629-8603
FAX: (604) 683-2883
SG@TELUS.NET

November 15, 2005

VIA E-Mail
Vinoble Inc.
23852 Pacific Coast Hwy
Suite 167
Malibu, CA 90265

Attention: Mrs. Catherine Thompson

Dear Catherine:

RE: CLOVELLY SOUTH

Sun Oil & Gas, Inc. (“Sun”) acquired a 10% working interest in the Clovelly Prospect in February 2005. The outlook then was that the test-well Allain-Lebreton #2 was going to be drilled in the second quarter of 2005. A payment of $27,630 was made to ORX Resources, Inc. (“ORX” or the “Operator”) as part reimbursement of the “sunk cost”.

Drilling was delayed and the corporate direction of Sun changed. As a consequence I resigned as its President and Sterling-Grant was assigned the property in lieu of compensation due to me and Sterling-Grant.

As per the MOU dated September 9, 2005, please find attached the Letter Agreement for the acquisition by Vinoble Inc. of, and participation in, 5% (five percent) working interest of the Clovelly Allain-Lebreton #2 prospect. The transfer and sale is subject to the approval by ORX, the operator for the property.

Sincerely,

Peter Wilson
Sterling Grant Capital Inc.
President

Attached: Proposed Definitive Letter Agreement

10

Letter Agreement

1. Vinoble, Inc. (the “Buyer”) agrees to purchase from Sterling Grant Capital Inc. (the “Seller”) a 5% (five percent) working interest in the property known as the Clovelly Prospect, which ORX purchased from Coastline Oil & Gas Inc, all as more particularly described in the Agreement between ORX and Coastline, a copy of which is attached as Exhibit “A” (the “Property”). The agreed total consideration payable by the Buyer to the Seller for the Property is US $15,000 (fifteen thousand US dollars) (the “Cash-component”) and 2,000,000 (two million) registered common shares (the “Shares”), together referred to as the “Purchase Price”.

2. This Agreement shall be considered null, void and of no further force and effect unless on or before 5 pm, Friday, December 2, 2005 in Vancouver, BC, the Buyer pays to Seller an earnest money deposit in the amount of US $15,000 (fifteen thousand US dollars), (the “Deposit”). On or before said date Buyer shall tender the Deposit to Seller by wire transfer to the account of “Sterling Grant Capital, Inc., Account No. 400 234 1, at The Royal Bank of Canada, West Vancouver, BC Institution # 003, Branch # 08480, ABA No. 021-000-021,Swift Code- royccat2.” The Deposit shall be applied against the Cash-component of the Purchase Price. The Deposit shall NOT be refundable to the Buyer except in the event of significant title defects (i.e. if 90% or more of the title to the Assets cannot be cured by ORX on or before the hereinafter defined “Closing Date”) or the refusal of ORX to approve the transfer of the Property to the Seller.

3. The “Effective Date” of the purchase and sale shall be November 16, 2005. Closing shall occur at a mutually agreed location on or before January 2, 2006 (the “Closing Date”). At Closing the Buyer shall tender the Shares. Simultaneously, the Seller shall deliver the consent from ORX for the transfer of the Property. Buyer agrees to execute the assignment as Assignee with ORX as an event subsequent to Closing. One set of original and fully executed assignment(s) shall be sent for recording in Calcasieu and Allen Parishes, Louisiana immediately following Closing.

4. Buyer, and its representatives, shall be entitled to conduct a due-diligence review of the Property at the sole risk and expense of Buyer. Such due-diligence review must be completed by Buyer not less than five days prior to Closing. Seller shall provide Buyer and its representative’s access to Seller’s offices during normal business hours at which Buyer shall be permitted to review Seller’s files and other relevant information regarding the Property.

5. All expenses incurred by Buyer in connection with or related to the submission of this offer, the contemplated transaction, and all other matters relevant to Closing, including without limitation, all fees and expenses of counsel, accountants and financial advisors employed by the Buyer shall be borne solely and entirely by Buyer.

6. Buyer and Seller agree that the terms and conditions of this Agreement as well as all data and information provided to Buyer by Seller shall be treated as confidential  and shall not be disclosed to any third party without the prior written consent of the parties hereto, except as may be required by law. In the event Closing does NOT occur or this Agreement otherwise becomes null and void Buyer agrees to return to Seller any and all information regarding the Property that were provided to Buyer by Seller.

7. The parties hereto agree to comply with any and all applicable laws, rules and regulations affecting the Property and the contemplated transaction.
Agreed to and accepted this 15th day of November, 2005
by the Seller:

       Sterling Grant Capital, Inc.

       By: /s/ Peter Wilson___________________________________
       Peter Wilson, President

       Agreed to and accepted this 15th day of November, 2005
       by Buyer:

       Vinoble, Inc.

       By: /s/ Catherine Thompson_____________________________
       Catherine Thompson, Director